June 12, 2008

Michael Moran

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Core-Mark Holding Company, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2007

File No. 0-51515

Filed March 14, 2008

Dear Mr. Moran:

This letter responds to the comments raised in your letter dated May 19, 2008 regarding your review of the above referenced Company filing. We have repeated your comments 2 through 10 below in italics and following each comment is our response which includes, where necessary, the additional disclosures we propose to make in our future filings.

Item 1. Business

Customers, Products and Suppliers, page 3

2.	We note your disclosure throughout the filing in this section and Note 1 that the products you distribute include cigarettes, tobacco, candy, snacks, fast food, groceries, fresh products, dairy, non-alcoholic beverages, general merchandise and health and beauty care products. We also note your disclosure that you provide certain other valuable services such as the VCI program to the convenience store industry. With these specific products and services offerings in mind, please expand your current disclosure to provide in tabular form for each period presented the amount or percentage of total revenue contributed by each class of similar products or services. Refer to Item 101(c)(1)(i) of Regulations S-K. Also, please revise the notes to your financial statements to provide the enterprise-wide disclosures regarding products and services required by paragraph 37 of SFAS 131.

Response: As a broad-line distributor we sell and distribute a diverse assortment of products consisting of approximately 39,000 active stock keeping units (sku or sku’s). We track and analyze our revenues using two major product classifications: cigarettes and food/non-food. We disclose in several places in our Form 10-K for fiscal year 2007 (e.g., pages 1, 3, 27, 30 and 32) the percentage of sales and gross profit derived from each of these two major product categories. Cigarettes sales were 69%, 71% and 72% of our product mix for fiscal years 2007, 2006 and 2005, respectively, while food/non-food sales were 31%, 29% and 28% for the same periods.

Our Vendor Consolidation Initiative (VCI) is a marketing strategy and not a specific product or service for which we earn separate and distinct revenues. Instead, the VCI program is designed to encourage our customers to buy more of their product offerings directly through us, as opposed to buying through numerous independent distributors, thereby allowing us to distribute more of their products to them in one delivery. We believe the program benefits our customers by reducing their operating costs and ultimately benefits us by increasing our sales in the food/non-food category. Please see page 2 of our Form 10-K for 2007 for further information.

We believe the two classifications of product categories that we have provided, cigarettes and food/non-food, is appropriate since (1) cigarette revenues are a large percentage, 69% in 2007, of our revenues and have distinct characteristics that differentiate them from other products we distribute, primarily pricing mechanisms based on cents per carton, and control of major purchases of cigarettes is centrally managed; (2) we offer a broad complement of other items to our customers which we have combined as food/non-food products, and which consists of over 35,000 sku’s across all of our divisions. In addition, the products in food/non-food have similar characteristics, including a cost plus percentage mark-up pricing mechanism and a largely decentralized approach to purchasing. No product or group of products within the food/non-food category differs from other products or groups of products to the extent that cigarettes differ from food/non-food products.

We currently have 12 sub-categories included in the food/non-food category which comprised 31% of our sales in 2007. On page 3 of our Form 10-K for 2007 we identified which of the sub-categories could be considered food versus non-food. This was to assist our investors in better understanding our product mix within the food/non-food category. Although directionally correct, our food categories include non-food products as well. For example our fast food sub-category includes not only the coffee we sell but also coffee cups, lids and stirrers. We do not combine, report or manage internally the results of the 12 sub-categories by grouping them into separate food versus non-food categories. We do not believe it is appropriate or practical to combine the 12 sub-categories into food/non-food groups given the reasons above.

For 2007, none of the individual sub-categories included within the food/non-food category comprised more than approximately 7% of our total net sales for 2007, and accordingly separate reporting with respect to these sub-groups was not required by Item 101(c)(1)(i) of Regulation S-K. The various sub-groups listed do not differ from each other in any significant way in the context of our offering a wide variety of consumable products to the convenience retail industry. They are priced primarily using a cost plus markup approach and are generally purchased in a decentralized environment to address local demographic preferences. Accordingly, we believe that reporting on the basis of these sub-groups would not be meaningful to investors and that the products in the food/non-food category represent a single group of similar products for the purposes of paragraph 37 of SFAS 131.

We will continue to monitor sales of products within the food/non-food category and if in the future any meaningful product group represents more than 10% of our net sales, or the characteristics of any of the product groupings changes in a significant way, we will provide additional information regarding that category in future filings.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 25

3.

Recent news reports regarding the economy and analysis of the recent difficulties in the housing, financial and credit markets have focused on the negative impact these uncertain times have had on consumer retail spending in 2007 and 2008. Further, these reports support the contention that current economic difficulties have and will continue to cause consumers to reduce their retail spending in light of continued increases in the cost of food and gasoline, and the increase in fuel and other operating costs for companies with large distribution systems like your operations. However, your disclosure do not discuss these trends and if trends such as continued increases fuel costs have had an impact your business as well as what affect you expect these trends and the current economic environment is having and may continue to have on your business and in future periods.

Accordingly, please revise your disclosure to perhaps provide an overview of your current year performance and discuss these trends and how these current economic issues are affecting your operations in 2008 and discuss any specific business trends occurring in 2007 and 2008 and what impact you anticipate they will have in future periods. In this regard, discuss any specific programs you have or will develop to address these trends to offset their impact on results of operations in future periods. See Item 303(a)(1)(2)(3) of Regulation S-K. Also, for further guidance please refer to Interpretative Release Nos. 33-8350 and 34-48960 issued by the Commission in December 2003.

Response: We recognize the risk that broad economic factors impacting consumer spending may affect our business, and we discuss this risk in the Risk Factors section of our Form 10-K. Please see in particular the discussion under “Risk Factors – Risks related to the Economy and Market Conditions – Our business is sensitive to general economic conditions and, in particular, to gasoline prices and the labor market” on page 15 of our Form 10-K. This risk factor also discusses our practice of passing on fuel price increases to customers in the form of fuel surcharges, and the risk that we may not be able to continue to do so.

We distribute products primarily to the convenience store industry. The National Association of Convenience Stores (NACS) defines a convenience store as a retail business that provides the public with a convenient location to quickly purchase a wide variety of “consumable” products and services. NACS publishes an annual “State of the Industry” report that provides comprehensive statistics on the industry every year. However, this report does not become available until about one year after the end of the year covered in the report. The most current complete report available is for the year 2006 and indicates that the convenience store industry experienced a total in-store sales increase of 8.3% in 2006 assisted partially by a 3.2% increase in store count. The convenience retail industry in-store sales have grown 7.8% on a compounded average basis from 2001 through 2006. This growth has been achieved through the addition of stores, increase in prices and higher sales volumes. Preliminary information on 2007 industry sales indicates weaker sales than in 2006 and a growing concern that rising fuel prices will transfer consumer spending to the purchase of motor fuel. Although there was a softening industry wide for in-store sales at convenience stores in 2007, the decline did not have a material impact on our results of operations for 2007.

As indicated on pages 5 and 33 of our Form 10-K for fiscal 2007, we typically pass on increases in fuel prices to our customers in the form of surcharges. Fuel consumption costs for 2007 totaled approximately $7.0 million, net of fuel surcharges passed on to our customers, which represented an increase of approximately $0.5 million, or 7.7%, from $6.5 million in 2006. This increase was driven by higher fuel prices and an increase in deliveries compared with 2006.

In light of continued slowing in consumer spending and the continuing effect of rising fuel prices, we will include disclosure addressing these issues in our future filings, so long as circumstances warrant. We will provide additional discussion in the overview included in Management’s Discussion and Analysis of Financial Condition and Results of Operations, which will consist of a high level overview of company results, economic and business trends, to the extent significant, that influenced our results and the impact any trends identified will have on future periods, to the extent known. Further, we will address any programs or initiatives that we have or plan to put into place that would address the impact of material trends, such as the fuel surcharge that we pass on to our customers.

To the extent that reduced consumer spending and increased fuel prices have affected results in the period discussed in our filing, we would expect to note these contributions, where material, in discussing the results for the period and in making period to period comparisons. Any impact from reduced consumer spending would be addressed under “Consolidated Net Sales” and increases in fuel costs (net of surcharges recovered) would be addressed in “Warehousing and Distribution Expenses” and separately quantified if the amount is material.

We agree that additional discussion under “Forward Looking Trends and Other Information” specific to the economic uncertainty and stress resulting in reduced consumer spending is appropriate given the current state of the economy. We anticipate adding language substantially similar to the following to the section on “Forward Looking Trends and Other Information”:

“General Economic Trends

Uncertain Economic Conditions

It has been widely reported that uncertain economic conditions, including increases in food and fuel prices, changes in the credit and housing markets and actual and potential job losses, have resulted in reduced consumer confidence and curtailed retail spending. As a result, we expect that convenience store operators may experience a reduction in same store sales, which will adversely affect demand for our products and will result in reduced sales unless offset by other factors (such as store additions by our customers or increases in our market share). These conditions may also place a number of our convenience store customers under financial stress, which will increase our credit risk and potential bad debt exposure.

Increases in Fuel Prices

Increases in the price of fuel affect our business both directly and indirectly. Indirectly, they contribute to the reduced consumer confidence and curtailed retail spending as discussed above. Directly, they increase our transportation and delivery costs. Although to date we have succeeded in passing through the majority of these increased costs in the form of fuel surcharges, we have not been able to do so in all cases, and there is no assurance that we will be able to continue to do so in the future. Where we have imposed a surcharge, our recoveries typically lag our increased costs by some period of time. Accordingly, we have been adversely affected by increased fuel prices and expect this effect to continue so long as prices continue to increase.”

Business Development, page 25

4.	You discuss the loss of revenue from a major tobacco manufacturer in Canada and the likelihood of losing additional business in Canada due to more conversions to direct-to-store delivery of products to retailers. In light of the significant increases in fuel and general transportation costs, please revise your disclosure to discuss the likelihood of this becoming a trend in the future and the possible risk of additional lost revenue from your larger retail customers due to similar conversions to direct-to-store delivery of products to retailers in the United States, or explain to us why you do not believe the potential risk exists within the United States for lost revenues in this manner.

Response: We recognize and discuss the risk that tobacco or other manufacturers may shift to a direct distribution model. Please see in particular the discussion under “Risk Factors –Risks Related to Our Business and Industry – We may lose business if cigarette or other manufacturers decide to engage in direct distribution of their products” on page 10 of our Form 10-K. While we believe it is unlikely other manufacturers will make such a decision, we include the risk factor as a result of our specific experience relating to Imperial Tobacco’s actions.

We do not believe that a single occurrence constitutes a trend. The decision by Imperial Tobacco to deliver directly to retailers was an isolated incident, as no other major manufacturer or vendor we do business with has ever made such a significant move, and Imperial’s actions took the industry by surprise. We do not believe it is likely that tobacco, or other consumer product manufacturers, will shift their operations to delivering directly to retailers. It is very difficult and costly for a manufacturer to deliver directly to retail stores. It would require them to distribute to hundreds or thousands of stores compared with their current process of delivering to only a few of our distribution centers. Similarly, we do not believe it is likely that retailers in the convenience store industry will engage in self-distribution unless perhaps they have a high concentration of stores in a close geographical area. Establishing a self-distribution network would require a significant investment on the part of the retailer and they would be required to obtain the necessary expertise to operate the distribution network.

We have found that our retail customers prefer to focus on marketing and growing their in-store sales and leave the distribution to companies with the expertise to run it efficiently. Finally, we do not believe that increases in fuel prices and transportation expenses generally would make a move to direct distribution more likely. On the contrary, we believe that such increases would inhibit such a change, since by using Core-Mark as a distributor the manufacturer shifts the risk of fuel and transportation costs to Core-Mark, while a decision to engage in direct distribution would require the manufacturer to bear those costs directly and thus would increase the manufacturer’s exposure to fuel and transportation risk and expense. We believe that in the current environment manufacturers are unlikely to elect to take on those risks.

For these reasons, we do not believe that discussion of the risk of other manufacturers moving to self-distribution would be appropriate under “Forward Looking Trends and Other Information.” However, for as long as we discuss the Imperial Tobacco matter in Business Developments, we will add language substantially similar to the following:

“If other manufacturers were to take similar action and begin direct delivery of their products, our business would be adversely affected. However, to date we have had no indication that other manufacturers intend to do so. We believe that manufacturers may be less likely to make such a change in distribution methods in light of recent increases in fuel prices, since by using Core-Mark as a distributor the manufacturer shifts the risk of fuel and transportation costs to Core-Mark, while a decision to engage in direct distribution would require the manufacturer to bear those costs directly and thus would increase the manufacturer’s exposure to fuel and transportation risk and expense.”

Critical Accounting Policies and Estimates, page 36

5.	Your current disclosure for several of the critical accounting estimates appears to be a duplication of the disclosure provided in Note 2 for the same area under significant accounting policies. Please revise your disclosure to provide a more insightful, quantified analysis of your critical accounting estimates. In doing so, disclose the amounts of estimates that materially affected your reported earnings and the amounts of the related estimates recorded for each period presented. Please also provide an analysis of the effects of material changes in your critical accounting estimates on revenues, costs and expenses and gross profit for the periods presented. In addition, discuss why your estimates or assumptions bear the risk of change, including whether there are uncertainties attached to the estimates or assumptions or whether the estimates are difficult to measure or value. Further, provide an analysis, to the extent material, of the factors you consider at arriving at the estimates or assumptions, how accurate the estimates or assumptions have been in the past and whether the estimates are reasonably likely to change in the future. Please refer to SEC Release No. 33-8350.

Response: We have reviewed our disclosures related to our critical accounting policies. We offer the following revised disclosures on those critical accounting policies and estimates that represent areas where more critical and material estimates and assumptions are used by the Company in the preparation of the financial statements due to the greater amount of judgment and uncertainty inherent in the application of these policies. We plan to include the revised disclosure in future filings starting with our Annual Report on Form 10-K for the year ending December 31, 2008:

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts for losses we estimate will arise from our trade customers’ inability to make required payments. We evaluate the collectability of accounts receivable and determine the appropriate allowance for doubtful accounts based on historical experience and a review of specific customer accounts. In determining the adequacy of allowances for customer receivables, we analyze factors such as the value of any collateral, customer financial statements, historical collection experience, aging of receivables, general economic conditions and other factors.

It is possible that the accuracy of the estimation process could be materially affected by different judgments as to the collectability based on information considered and further deterioration of accounts. If circumstances change (i.e., further evidence of material adverse creditworthiness, additional accounts become credit risks, store closures, or deterioration in general economic conditions), our estimates of the recoverability of amounts due us could be reduced by a material amount, including to zero.

The allowance for doubtful accounts at December 31, 2007 and 2006 amounted to 6.9% and 2.7% respectively of trade accounts receivable. The increase is due primarily to two of our customers which filed for bankruptcy under Chapter 11 during the fourth quarter of 2007.

Bad debt expense associated with our trade customer receivables was 0.1% of net sales for 2007 and 0.0% of net sales for 2006 and 2005.

Income Taxes

Income taxes are accounted for under the liability method in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance when management does not consider it more likely than not that some portion or all of the deferred tax assets will be realized. In assessing the need for a valuation allowance, our management evaluates all significant available positive and negative evidence, including historical operating results, estimates of future taxable income and the existence of prudent and feasible tax planning strategies. As of December 31, 2007, we had a valuation allowance of $1.7 million with respect to100% of the deferred tax asset related to foreign tax credits. We believe we will be unable to utilize the foreign tax credits, which expire in years 2014 and 2016, due primarily to the relatively lower taxable income generated in Canada compared with the United States. Changes in the expectations regarding the realization of deferred tax assets could materially impact income tax expense in future periods.

We adopted the provisions of FIN 48 on January 1, 2007, which clarifies the accounting for uncertain tax positions. FIN 48 prescribes a process for the recognition and measurement of a tax position taken or expected to be taken in a tax return and requires us to make estimates of the likelihood that certain tax positions will be realized upon ultimate settlement. In evaluating the exposures connected with our various tax filing positions, we establish an accrual when, despite our belief that our tax return positions are supportable, we believe that certain positions may be successfully challenged and a loss is probable. To the extent that our view as to the outcome of these matters change, we will adjust income tax expense in the period in which such determination is made. We classify interest and penalties related to income taxes as income tax expense.

Claims Liabilities and Insurance Recoverables.

We maintain reserves related to workers’ compensation, general and auto liability and health and welfare programs that are principally self-insured. Our workers’ compensation, general and auto liability insurance policies include a deductible of $500,000 per occurrence and we maintain excess loss insurance that covers any health and welfare costs in excess of $200,000 per person per year. Our reserve for worker’s compensation, general and auto liabilities is estimated based on applying an independent actuarially derived loss development factor to our incurred losses, including losses for claims incurred but not yet reported. Actuarial projections of losses concerning workers’ compensation, general and auto liability are subject to a high degree of variability. Among the causes of this variability are unpredictable external factors affecting future inflation rates, health care costs, litigation trends, legal interpretations, legislative reforms, benefit level changes and claim settlement patterns.

As of December 31, 2007, our reserve for workers’ compensation, general and auto liabilities was $13.7 million compared with $17.0 million as of December 31, 2006. The decrease in the reserve is due primarily to a benefit of $3.1 million received in 2007 related to favorable claims experience for prior years.

Our reserve for health and welfare claims includes an estimate of claims incurred but not yet reported which is derived primarily from historical experience. As of December 31, 2007 our reserve for health and welfare liabilities was $2.6 million compared with $2.7 million as of December 31, 2006. Significant deviations from historical experience could have a material impact on accrual requirements.

Pension Liabilities.

We sponsored a qualified defined-benefit pension plan and a post-retirement benefit plan for employees hired before September 1986. There have been no new entrants to the pension or non-pension post-retirement benefit plans after those benefit plans were frozen on September 30, 1989. Pursuant to the plan of reorganization (May 2004) described in Exhibit 2.1 and incorporated by reference (see Part IV, Item 15, Exhibit Index of this Form 10-K), we were assigned the obligations for three former Fleming defined-benefit pension plans. All of the pension and post-retirement benefit plans are collectively referred to as the “Pension Plans”.

The determination of the obligation and expense associated with our Pension Plans are dependent, in part, on our selection of certain assumptions used by our independent actuaries in calculating these amounts. These assumptions are disclosed in Note 13 to the consolidated financial statements and include, among other things, the weighted average discount rate, the expected weighted average long-term rate of return on plan assets and the rate of compensation increases. Actual results in any given year will often differ from actuarial assumptions because of economic and other factors. In accordance with GAAP, actual results that differ from the actuarial assumptions are accumulated and amortized over future periods and, therefore, affect recognized expense and recorded obligation in such future periods. While we believe our assumptions are appropriate, significant differences in actual results or changes in our assumptions may materially affect our pension and other postretirement obligations and the future expense.

We select the weighted average discount rates for each benefit plan as the rate at which the benefits could be effectively settled as of the measurement date. In selecting an appropriate weighted average discount rate we use a yield curve methodology, matching the expected benefits at each duration to the available high quality yields at that duration and calculating an equivalent yield, which is the ultimate discount rate used. The weighted average discount rate used to determine 2007 pension expense was 5.80%. A lower weighted average discount rate increases the present value of benefit obligations and increases pension expense. Expected return on pension plan assets is based on historical experience of our portfolio and the review of projected returns by asset class on broad, publicly traded equity and fixed-income indices, as well as target asset allocation. Our target asset allocation mix is designed to meet our long-term pension and post-retirement benefit plan requirements. For 2007 our assumed weighted average rate of return was 7.50% on our assets.

Sensitivity to changes in the major assumptions for our pension plans as of December 31, 2007 is as follows (dollars in millions):

	Percentage Point Change	Projected benefit obligation decrease (increase)	Expense decrease (increase)

Expected return on plan assets	+/- .25 pt	$ 0.0 / (0.0)	$ 0.1 / (0.1)
Discount rate – Pension	+/- .25 pt	$ (0.9) / 1.0	$ 0.0 / (0.0)
Discount rate – Post-retirement	+/- .25 pt	$ (0.2) / 0.2	$ 0.0 / (0.0)

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, page 48

General

6.	We note that you classify warehousing and distribution expenses in the selling, general and administrative expense line item instead of the cost of goods sold line item. Please revise your disclosure in management’s discussion and analysis to indicate that your gross margins may not be comparable to those of other entities since some include all of the costs related to their distribution network in cost of goods sold and others like you exclude them from gross margin, including them instead in other line items.

Response: We will expand our footnote related to our classification of warehousing and distribution expenses included under the table which summarizes our results of operations in management’s discussion and analysis to read as follows:

“Gross margins may not be comparable to those of other entities because warehouse and distribution expenses are not included as a component of our cost of goods sold.”

Risks and Concentrations, page 50

7.	Your disclosure indicates that product purchases are declining from both of your major cigarette suppliers reflecting the continuing decline in the demand for cigarettes, your major source of revenue. As noted in your disclosure of net sales, approximately 70% of your net sales in fiscal 2007 resulted from the sale of cigarettes. Please expand your disclosure to discuss the risks associated with this continuing decline and the potential resulting decline in overall revenues and vendor allowances from cigarette manufacturers in future periods. Refer to paragraph .22(b) of SOP 94-6.

Response: We recognize and discuss the risk that declines in cigarette consumption may adversely impact our business. Please see in particular the discussion under “Risk Factors –Risks Related to the Distribution of Cigarettes – Our sales volume is largely dependent upon the distribution of cigarette products, sales of which are declining” on page 13 of our Form 10-K.

Please note that, as disclosed under “Business – Company Overview” on page 1 of our Form 10-K, while sales of cigarettes represented approximately 69% of our total net sales in 2007, cigarette sales accounted for only approximately 31% of our gross profit, with approximately 69% of our gross profit in 2007 coming from the food/non-food category.

We have included information regarding the trend in cigarette consumption on page 39 of our Form 10-K for fiscal 2007. In future filings we will also include the following discussion in our disclosure for Risk and Concentrations in footnote 2:

“Cigarette sales represented 69% of our revenues and contributed approximately 31% of our gross profit in 2007. United States cigarette consumption has declined since 1980. If cigarette consumption continues to decline and we do not make up for lost cigarette carton sales through cigarette price increases or by increasing our food/non-food sales, our results of operations would be materially and adversely affected.”

Goodwill and Intangible Assets, page 52

8.	Please disclose the date each year you review goodwill for impairment.

Response: Our impairment analysis related to goodwill is performed as of November 30 each year. In future filings we will include the date our impairment analysis is performed in our disclosure of Goodwill and Intangible Assets in footnote 2.

Note 11. Earnings Per Share, page 63

9.	We note your inclusion of warrants issued in your computation of the number of shares outstanding used for calculation of EPS data. Tell us how you determined the 400,000 shares of common stock due to conversion of outstanding warrants at the end of fiscal 2007. Please also explain to us and revise your disclosure to separately include in a note to the financial statements the nature of the warrants being used, to whom and when the warrants were issued and at what conversion price, the number remaining for all periods presented and how you accounted for these warrants under EITF 00-19 or 00-27. We may have further comment.

Response: We issued an aggregate of 9,800,000 shares of our common stock and warrants to purchase an aggregate of 990,616 shares of our common stock to the Class 6(B) creditors of Fleming pursuant to the plan of reorganization (May 2004). We refer to the warrants we issued to the Class 6(B) creditors as the Class 6(B) Warrants. We received no cash consideration for the issuance of common stock and the Class 6(B) Warrants. The Class 6(B) Warrants have an exercise price of $20.93 per share and may be exercised at the election of the holder at any time prior to August 23, 2011. The shares of common stock and the Class 6(B) Warrants were issued pursuant to an exemption from registration under Section 1145(a) of the Bankruptcy Code. We also issued warrants to purchase an aggregate of 247,654 shares of our common stock to the holders of our Tranche B Notes, which we refer to as Tranche B Warrants. The Tranche B Warrants have an exercise price of $15.50 per share.

We have reviewed EITF 00-19, and have concluded after that review that the Class 6(B) Warrants and the Tranche B Warrants (the “Warrants”) have been properly classified as permanent equity. Both the Class 6(B) and the Tranche B Warrants provide for physical settlement or net share settlement, at the option of the holder. They do not contemplate cash or net cash settlement under any circumstances. With respect to warrants, paragraphs 38 and 39 of EITF 00-19 indicate that warrants providing for physical or net share settlement are properly classified as permanent equity, so long as the conditions in paragraphs 12-32 of EITF 00-19 do not require asset or liability classification.

Paragraphs 12-32 of EITF 00-19 provide that instruments otherwise classifiable as equity must be classified as assets or liabilities under certain circumstances. None of these circumstances applies to the Warrants:

(a) The Warrants do not include any provision that could require net cash settlement;

(b) The Warrants do not require settlement in registered shares1 ;

(c) No discount or other adjustment is applied to the delivery of unregistered shares;

(d) Core-Mark has reserved sufficient authorized and unissued shares to complete settlement of all Warrants in shares;

(e) the number of shares issuable in settlement of the Warrants is fixed (subject only to standard anti-dilution adjustments for stock dividends, stock splits, stock issuances at less than fair market value and other similar events that are within Core-Mark’s control);

(f) There are no penalty provisions triggered by Core-Mark’s failure to make required SEC filings;

(g) There are no “top-off” or “make-whole” provisions;

(h) There are no provisions in the Warrants purporting to give the holder rights senior to the rights of a common stockholder, in bankruptcy or otherwise; and

(i) There is no requirement that Core-Mark post collateral of any kind in connection with the Warrants.

Forms of the Warrants are attached as Exhibits to our Registration Statement on Form 10, filed September 9, 2006.

We have also reviewed EITF 00-27. Because the Warrants were not issued in conjunction with a convertible debt instrument, we do not believe that EITF 00-27 is applicable to the Warrants. The number of Class 6(B) Warrants outstanding was 968,628 at the end of 2007, 968,684 at the end of 2006 and 990,616 at the end of 2005. The number of Tranche B Warrants outstanding was 126,716 at the end of 2007 and 2006, and 247,654 at the end of 2005.

We used the treasury stock method as prescribed by FAS 128 to determine the shares of common stock due to conversion of outstanding warrants at the end of fiscal 2007. We used the treasury stock method since neither the Class 6(B) nor the Tranche B warrants share in our earnings through interest or dividends as preferential securities. As required by the treasury stock method, we computed diluted earnings per share based on the assumption that the outstanding warrants were exercised at the beginning of the period and that the funds obtained from the exercise were used to repurchase our common stock at the average market price for the period.

1 Once unregistered shares have been delivered in settlement of the Warrants, they are entitled to the benefits of the Registration Rights Agreement (attached as an Exhibit to our Form 10 filed on September 9, 2006). The Registration Rights Agreement does not grant the holders the right to require registration, but only provides that the holders may “piggyback” on certain registration statements that the Company elects to file. If the holders choose to piggyback on such a registration statement, the Company must use its “reasonable best efforts” to include their shares in the registration statement. There are no cash payment or penalty provisions triggered by a failure to register shares. Since the decision to file or not to file a registration statement is within the Company’s control, and since a “reasonable best efforts” obligation is also within the Company’s control (see paragraph 23 of EITF 00-19), nothing in the Registration Rights Agreement should be deemed to require cash settlement or require asset / liability classification.

In future filings we will include the following disclosure in footnote 11 - Earnings Per Share following the EPS Table:

“We issued an aggregate of 9,800,000 shares of our common stock and warrants to purchase an aggregate of 990,616 shares of our common stock to the Class 6(B) creditors of Fleming pursuant to the plan of reorganization (May 2004). We refer to the warrants we issued to the Class 6(B) creditors as the Class 6(B) warrants. We received no cash consideration for the issuance of common stock and the Class 6(B) warrants. The Class 6(B) warrants have an exercise price of $20.93 per share and may be exercised at the election of the holder at any time prior to August 23, 2011. The shares of common stock and the Class 6(B) warrants were issued pursuant to an exemption from registration under Section 1145(a) of the Bankruptcy Code. We also issued warrants to purchase an aggregate of 247,654 shares of our common stock to the holders of our Tranche B Notes, which we refer to as Tranche B warrants. The Tranche B warrants have an exercise price of $15.50 per share.

The number of Class 6(B) warrants outstanding was 968,628 at the end of 2007, 968,684 at the end of 2006 and 990,616 at the end of 2005. The number of Tranche B warrants outstanding was 126,716 at the end of 2007 and 2006 and 247,654 at the end of 2005.

The Class 6(B) warrants and the Tranche B warrants have been classified as permanent equity under EITF 00-19. We used the treasury stock method, as prescribed by FAS 128, to determine the shares of common stock due to conversion of outstanding warrants at the end of fiscal 2007.”

Note 13. Employee Benefit Plans, page 68

10.	Please explain to us and revise your disclosure to include the basis and reason why your assumption for discount rates increased in 2007 on all of your benefit plans.

Response: Consistent with prior years, we used a yield curve methodology, matching the expected benefits at each duration to the available high quality yields at that duration and calculating an equivalent yield, in determining the weighted average discount rates. The bond yields we used were obtained from an independently developed and widely used pension discount curve. The increase in the discount rate was due primarily to higher bond yields in 2007.

In future filings we will include the following disclosure in the assumptions section of footnote 13 - Employee Benefit Plans:

“The weighted average discount rates used to determine pension and postretirement benefit plan obligations and expense are based on a yield curve methodology which matches the expected benefits at each duration to the available high quality yields at that duration and calculating an equivalent yield. At December 31, 2007, our discount rates were 6.35% and 6.43% related to our pension and post-retirement plan benefit obligations respectively compared with 5.80% for both our pension and post-retirement plan benefit obligations at December 31, 2006. The increase in the discount rate for 2007 was due primarily to higher bond yields.”

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact us at (650) 589-9445 with any follow up questions you may have.

Sincerely,

CORE-MARK HOLDING COMPANY, INC.

by:

/s/ Stacy Loretz-Congdon	/s/ Christopher Miller
Stacy Loretz-Congdon	Christopher Miller
Chief Financial Officer	Chief Accounting Officer